Raymond Lin 212-906-1369 Raymond.lin@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +212.906.1200 Fax: +212.751.4864 www.lw.com

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November 9, 2007

VIA EDGAR AND HAND DELIVERY

Mr. John Stickel

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	RHI Entertainment, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 19, 2007

(File No. 333-146098)

Dear Mr. Stickel:

On behalf of our client, RHI Entertainment, Inc. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated October 30, 2007, with respect to the Registrant’s above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on October 19, 2007 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) revised to reflect changes prompted by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering to you a courtesy package, which includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1 to the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

Table of Contents, page i

1.

We note your response to prior comment 5. For the cited sources which require purchase or the payment of a subscription fee, please confirm that such price or fee is nominal. Otherwise, it appears that consent of the third party to use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of

Regulations S-K for additional guidance. Alternatively, you may remove your references to these sources and adopt industry and market data as your own.

Response: The Registrant has learned that the data from certain industry sources used in the Registration Statement may not be obtainable at a nominal fee. Therefore, the Registrant has acquired consents from these industry sources in response to the Staff’s comment and has filed them as exhibits to the Registration Statement. Please see Exhibits 23.4 and 23.5 of Amendment No. 2.

RHI overview, page 1

2.	We note your response to prior comment 7. Please put the net loss in parenthesis here and elsewhere.

Response: The Registrant has revised its disclosure in response to the Staff’s comment.

3.

We note your response to prior comment 12. If true, please revise to clarify that while under your agreement with Crown Media you will continue to license existing titles to the Hallmark Channel, you no longer expect to develop and produce a significant amount of new content for the Hallmark Channel, which represented a large portion of your new productions in recent years.

Response: The Registrant has revised its disclosure to clarify its relationship with the Hallmark Channel on a going-forward basis. Please refer to page 1 of Amendment No. 2.

Summary consolidated historical and pro forma financial and operating information, page 12

4.

We note from your response to prior comment 15 that you have revised your disclosure to include substantive reasons specific to you that justify the use of EBITDA and Adjusted EBITDA. However, it does not appear your revised disclosures on page 14 include substantive reasons for your use of EBITDA. Please revise to include substantive reasons specific to you that justifies the use of the non-GAAP measure EBITDA, or revise to eliminate your disclosure of the EBITDA non-GAAP financial measure.

Response: The Registrant has revised its disclosure to eliminate all references to the use of EBITDA as a financial measure. Please refer to pages 12, 13, 14 and 15 of Amendment No. 2.

Risk Factors, page 17

5.

We note from your response to prior comment 18 that you have revised the notes to the pro forma balance sheet to reflect the potential control relationship with KRH. However, we do not believe that your revised disclosure adequately responds to our prior comment. Please revise your disclosure to clearly indicate that the Holdings II LLC Agreement effectively provides KRH, under certain circumstances, to exercise a greater degree of influence in the operation of your business and the management of your affairs, and even if KRH or its affiliates own a minority economic interest in

Holdings II, they may be able to continue to exercise a greater degree of influence over Holdings II.

Response: The Registrant has revised its disclosure in response to the Staff’s comment. The heading of the risk factor on page 26 has been modified to clarify KRH’s ability to exercise a greater degree of influence over the Company’s affairs despite its minority economic interest in the business.

Unaudited Consolidated Pro Forma Balance Sheet, page 43

6.

We note from your response to prior comment 23 and your revised disclosure in footnote (3) on page 43, that in connection with the offering RHI LLC will expense (1) a $6 million fee to be paid to Kelso in exchange for the termination of your fee obligations under your existing financial advisory agreement and (2) an amount to be paid related to the 2% premium on the second lien debt repayment. We also note your disclosure that upon the consolidation of RHI LLC, RHI Inc. will record its share of these expenses as an adjustment to retained loss. Please reflect each of these amounts as a pro forma adjustment that increases accrued liabilities or decrease cash on the pro forma balance sheet of RHI Inc., and revise your disclosure accordingly.

Response: The Registrant has revised footnotes (1) and (3) to the Unaudited consolidated pro forma balance sheet on pages 42 and 43 to disclose that the $6 million fee to be paid to Kelso and the 2% premium on the second lien debt repayment will be paid from the proceeds of the offering.

7.

We note from your response to prior comment 25 and your revised disclosure in footnote (2) to the pro forma balance sheet that you will include an adjustment to reflect the expected consolidation of Holdings II and it’s wholly-owned subsidiary RHI LLC by RHI Inc., including the classification of the majority interest of Holdings II as RHI Inc.’s non-controlling interest in consolidated entity and the associated reduction in additional paid-in capital of RHI Inc. Please revise to include disclosure of how the amount of the non-controlling interest in RHI Inc. was determined or calculated. Also, please disclose the percentage of Holdings II that will be owned by RHI, Inc. and how that amount was determined or calculated.

Response: The Registrant has revised footnote (2) to the Unaudited consolidated pro forma balance sheet on page 43 to disclose how the amount of the non-controlling interest in consolidated entity was calculated, including the percentage of Holdings II that will be owned by RHI Inc. and how it was determined. The Registrant supplementally advises the Staff that the number of common membership units owned by RHI Inc. and KRH will be included in the Registration Statement when the size of the offering has been determined.

Audited Financial Statements of RHI Entertainment, LLC

Note 2. Basis of Presentation, page F-11

8.

We note from your response to prior comment 41 and your revised disclosure in Note 2 to the financial statements, that you have revised your disclosure to include the amount of allocated expenses. However, we do not believe that your response or revised disclosure adequately responds to our prior comment. Please tell us your estimate of what the general and administrative expenses would have been on a stand alone basis, that is, the cost that would have been incurred if Hallmark Entertainment had operated as an unaffiliated entity. If general and administrative expenses on a stand alone basis would not materially differ from the allocated expenses included in the financial statements, please state so. If your estimate of expenses on a stand alone basis is materially different from the amount included in the financial statements, please revise Note 2 to include this disclosure for both 2005 and 2004. See SAB Topic 1B:l, Question 2.

Response: The Registrant has revised Note 2 of its consolidated financial statements on page F-11 to disclose that its general and administrative expenses reflect the costs that would have been incurred if Hallmark Entertainment had operated as an unaffiliated entity.

Note 16. Commitment and Contingencies, page F-35

9.

We note your response to prior comment number 50 with respect to your revenue sharing agreement with ION Media Networks. Given the nature of this advertising arrangement differs from the traditional licensing agreements entered into by you in the past, we believe you should expand your disclosure to provide in greater detail the nature and terms of agreement which addresses the underlying business reasons for such an arrangement and your policy for revenue recognition including your accounting treatment for recognizing the minimum guaranteed payments within the financial statements. Your revised disclosure should also discuss how you have considered EITF No. 99-19 in determining your accounting treatment for recognized revenue on a gross vs. net basis.

Response: With respect to its agreement with ION Media Networks, the Registrant has expanded its disclosure on page 78, in Note 3(a) on page F-12 and in Note 16 on page F-37 of the Registration Statement to provide in greater detail the nature and terms of the agreement, the underlying business reasons for the arrangement, its policy for revenue recognition, its consideration of EITF No. 99-19 in determining its accounting treatment for recognized revenue on a gross vs. net basis and its accounting treatment for recognizing the minimum guarantee payments.

Other

10.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Registrant has updated its financial statements by including third quarter financial results in order to comply with Rule 3-12 of Regulation S-X

11.	Provide a currently dated consent from the independent public accountant in the amendment.

Response: The Registrant has provided a currently dated consent from the independent public accountant in the amendment in response to the Staff’s comment. Please refer to Exhibits 23.1 and 23.2 of Amendment No. 2.

* * * * *

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at 212-906-1369.

Best regards
/s/ Raymond Y. Lin
of LATHAM & WATKINS LLP

Enclosures

cc:	Max A. Webb

Claire Erlanger

Jean Yu

Rod Miller

William Aliber